EXHIBIT 99.1

ELBIT IMAGING ANNOUNCES TERMINATION OF OPTION TO PURCHASE
 GAMIDA CELL LTD.

Tel Aviv, Israel, June 3, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, following its announcement dated September 2, 2014, that Elbit Medical Technologies Ltd. (“Elbit Medical”) (TASE: EMTC-M), a subsidiary of the Company in which the Company holds approximately 83% of the voting power, has announced today that Gamida Cell Ltd. (“Gamida Cell”), in which Elbit Medical holds approximately 26% of the voting power, has notified Elbit Medical that with respect to the engagement of Gamida Cell and its shareholders in option and investment agreements with Novartis Pharma AG ("Novartis"), which include an option granted to Novartis to purchase from the other shareholders of Gamida Cell (including Elbit Medical) all of their holdings therein (the "Option"), as follows:

1.
In discussions held between the Novartis representative and the CEO of Gamida Cell, the Novartis representative notified Gamida Cell that, although Gamida Cell has successfully met all of the determined milestones, Novartis does not intend to exercise the Option. At the same time, it was further stated that Novartis was interested in continuing to collaborate with Gamida Cell in the development of its products, and will soon explore suitable alternatives with Gamida Cell.

2.	Gamida Cell is examining the implications of the notice.

In accordance with Loan Agreements between the Company and Elbit Medical (as amended on March 29, 2015), in the event that Novartis were to exercise the Option, the proceeds to Elbit Medical from such transaction were to be used in 2016 for the prepayment of shareholder loans of the Company extended to Elbit Medical, in a total amount of approximately 142 million, subject to certain conditions set forth in such Loan Agreements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com